FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 25th, 2017

1.         DATE, TIME AND PLACE: on July 25th, 2017, at 10:30 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The Meeting was duly called pursuant to paragraphs one and two of article 15 of the Bylaws and the only paragraph of article 8 of the Internal Regulation of the Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Aranha Corrêa do Lago, Luis Nelson Guedes de Carvalho, Manfred Heinrich Gartz, Ronaldo Iabrudi dos Santos Pereira e Yves Desjacques.

4.         AGENDA:  (i) Analysis and deliberation on the quarterly information for the period ended June 30, 2017, as well as the main operational indicators for the period; (ii) Analysis and deliberation on the proposal for the issuance of shares under the stock option program of the Company and the respective capital increase; and (iii) Analysis and acknowledgement of the concerns and conclusions of the Special Committee and deliberation on the terms and conditions of the Agreement executed between the Company, Via Varejo S.A. and Michael Klein (“MK”), Eva Lea Klein (“EK”) and Casa Bahia Comercial Ltda. (“CB” and, along with MK and EK, “Klein Shareholders”) on July 4, 2017 (“Term of Agreement”).

5.         RESOLUTIONS: As the meeting was commenced, the Board of Director’s members examined the items comprised in the Agenda and resolved, unanimously and without reservations:

5.1.      Analysis and deliberation on the quarterly information for the period ended June 30, 2017, as well as the main operational indicators for the period: Mr. Christophe Hidalgo presented the topic and, in compliance with the favorable recommendation of the Audit Committee, Messrs. Directors decided to approve the quarterly information related to the period ended in June 30th, 2017 and authorized the Company’s Executive Officer to took all the necessary measures for the disclosure of such quarterly information approved herein by sending them to Comissão de Valores Mobiliários – CVM, to Securities Exchange Commission - SEC and to BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros.

5.2.      Analysis and deliberation on the proposal for the issuance of shares under the stock option program of the Company and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on 09 May 2014 and modified at the Annual and Special Shareholders’ Meeting held on 24 April 2015 (“Compensation Plan”) and (ii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on 09 May 2014 and modified at the Annual and Special Shareholders’ Meeting held on 24 April 2015 (“Stock Option Plan”, collectively with the Compensation Plan, the “Plans”) and resolve:

5.2.1. As a consequence of the exercise of options pertaining to Series B1, B2, B3 and B4 of the Compensation Plan, and to Series C3 and C4 of the Stock Option Plan, approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as provided by Article 6 of the Bylaws, the capital increase of the Company in the amount of R$ 230,940.88 (two hundred thirty thousand nine hundred forty Reais eighty-eight cents), by issuance of 204,131 (two hundred four thousand one hundred thirty-one) preferred shares, whereas:

(i)        82,534 (eighty-two thousand five hundred thirty-four) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 825.34 (eight hundred twenty-five Reais thirty-four cents), due to the exercise of options from Series B1;

(ii)       6,285 (six thousand two hundred eighty-five) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 62,85 (sixty-two Reais eighty-five cents), due to the exercise of options from Series B2;

(iii)      3,752 (three thousand seven hundred fifty-two) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 37.52 (thirty-seven Reais fifty-two cents), due to the exercise of options from Series B3;

(iv)      5,175 (five thousand one hundred seventy-five) preferred shares, at the issuance rate of R$ 37,21 (thirty-seven Brazilian Reais and twenty-one cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 192,561.75 (one hundred ninety-two thousand five hundred sixty-one Reais seventy-five cents), due to the exercise of options from Series C3;

(v)       105,744 (one hundred five thousand seven hundred forty-four) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 1,057.44 (one thousand fifty-seven Reais forty-four cents), due to the exercise of options from Series B4; and

(vi)      641 (six hundred forty-one) preferred shares, at the issuance rate of R$ 56.78 (fifty-six Reais seventy-eight cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 36,395.98 (thirty-six thousand three hundred ninety-five Reais ninety-eight cents), due to the exercise of options from Series C4;

Pursuant to the Company Bylaws, the preferred shares hereby issued shall have the same characteristics and conditions, and will enjoy the same rights and advantages of the preferred shares which are already in existence.

5.2.2. Thus, the Company’s capital stock shall change from the current R$ 6,817,769,102.67 (six billion eight hundred seveteen million seven hundred sixty-nine thousand one hundred two Reais sixty-seven cents) to R$ 6,818,000,043.55 (six billion eight hundred eighteen million forty-three Reais fifty-five cents), fully subscribed and paid for, divided into 266,451,618 (two hundred sixty-six million four hundred fifty-one thousand six hundred eighteen) shares with no par value, whereas 99,679,851 (ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one) of which are common shares and 166,771,767 (one hundred sixty-six million seven hundred seventy-one thousand seven hundred sixty-seven) of which are preferred shares.

5.3.      Analysis and acknowledgement of the concerns and conclusions of the Special Committee and deliberation on the terms and conditions of the Agreement executed between the Company, Via Varejo S.A. and Michael Klein (“MK”), Eva Lea Klein (“EK”) and Casa Bahia Comercial Ltda. (“CB” and, along with MK and EK, “Klein Shareholders”) on July 4, 2017 (“Term of Agreement”): Mr. Ronaldo Iabrudi dos Santos Pereira informed to the Directors the conclusions of the works developed by the Special Committee regarding the analysis of the Term of Agreement, entered into between the Company, Via Varejo S.A. and the “Klein Shareholders” in July 04th, 2017 (“Term of Agreement”), in order to favorably recommend to the Board of Directors the approval of the execution of the Term of Agreement by the Company. In view of the considerations of the Special Committee, and made some clarifications regarding the impact on the P&L of the Company and of Via Varejo S.A. considering the execution of such agreement, Messrs. Directors decided to approve the execution of the Term of Agreement by the Company.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, July 25th, 2017. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary:  Mrs. Ana Paula Tarossi Silva. Members of the Board of Directors: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Aranha Corrêa do Lago, Luis Nelson Guedes de Carvalho, Manfred Heinrich Gartz, Ronaldo Iabrudi dos Santos Pereira e Yves Desjacques.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

Arnaud Daniel Charles Walter Joachim Strasser                       Ana Paula Tarossi Silva

                              Presidente                                                                         Secretária

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 25, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.